China BCT Pharmacy Group, Inc.
No. 102, Chengzhan Road
Liuzhou City, Guangxi Province, P.R.C. 545007

August 31, 2010

John Reynolds
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

RE:	China BCT Pharmacy Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 29 2010, File No. 333-165161 (the Registration Statement”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 31, 2010, File No. 333-145620

Dear Mr. Reynolds,

           China BCT Pharmacy Group, Inc. (“We” or the “Company”) is submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange commission (the “Commission”) on August 19, 2010 (the “Comment Letter”).  In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Comment Letters, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Comment Letter.

Risk Factors, page 7

1.
We note your response to comment four from our letter dated June 30, 2010 that you removed the last paragraph of the risk factor on page 10 that “We may be adversely affected by complexity, uncertainties and changes in Chinese regulation of drugstores and the practice of medicine” because it was repetitive.  However, we note that the paragraph removed referred to possible new laws, regulations or policies, which is not mentioned elsewhere in the current risk factor.  Please revise to add back or explain why such disclosure is not required.

Response:

As originally drafted the paragraph removed stated:

“The interpretation and application of existing Chinese laws, regulations and policies and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, pharmaceutical businesses in China, including our business.”

We believe that the statement that “. . . regulations and policies . . . have created substantial uncertainties regarding the legality of existing and future foreign investments in . . . pharmaceutical businesses . . .(underline added)” is not correct.  We believe that our 49% ownership interest in BCT Retail complies with PRC laws which restrict majority foreign ownership of pharmacy chains with more than 30 stores.  We respectfully submit that it is not appropriate to include the underlined language above in this risk factor and that the rest of the paragraph is repetitive of existing disclosure in the risk factor.  Therefore, we have not added it back to the risk factor.

2.	We note your reference to the opinion of Broad & Bright on page 13. Please provide us a copy of this opinion supplementally.

Response:

We have attached a copy of such opinion to this letter.

Business, page 39

3.
We note the disclosure on page 48 that you “manufacture and market more than 8,000 products.”  However, it appears from disclosure elsewhere in this section that you distribute more than 8,000 products.  Please reconcile.  In addition, please disclose the number of products that you manufacture.

Response:

We distribute more than 8,000 products through our distribution segment.  We currently manufacture 19 products.  We have revised the disclosure on pages 46 and 61 to clarify this.

4.
We partially reissue comment 18 from our letter dated June 30, 2010.  Please revise the discussion of competition for the pharmaceutical manufacturing segment and the pharmaceutical distribution segment to discuss the competitive business conditions of the industry.  Discuss your competitive position in the industry for the pharmaceutical manufacturing segment and discuss your methods of competition for the pharmaceutical distribution segment.

Response:

We have revised the disclosure on page 47 accordingly.

5.
We note your response to comment 17 from our letter dated June 30, 2010 and the revised text.  It was unclear how much of the disclosure under “Building up a modernized logistic…” was dependent on your building this new facility as contrasted to the facilities you currently have in place.  Please revise this discussion to focus on the competitive advantages you currently have, if any.  Your plans to build a modernized logistics center should be revised to more clearly reflect the uncertainly related to the financing of such construction.  Also, discuss any activity undertaken to date to effectuate such plans and why you have no anticipated timeline.  Lastly, we note the disclosure under Liquidity where you indicate a need to raise capital for your expansion plans.  Revise to address how you will prioritize this project in relation to other capital needs in all relevant sections.

Response:

The expansion plan with respect to our retail stores is our first priority to be carried out in the short term.  We have not adopted a specific timetable for implementing the logistic center project, and the capital investment of the modernized logistic center is subject to two principal factors:

1.  The timetable for the enforcement by the Chinese FDA on requiring modernized logistic centers to be built in order to qualify as a distributor participating in the centralized bid tendering process.  We intend to closely monitor the relevant policies, in order to make timely plans for implementing the modernized logistic center.  Currently, we do not have an indication of when such a requirement will be put in place as the policy is still in the discussion stage.

2. We believe that we must have sufficient scale to justify the investment in modernizing our logistic center.  In order to optimize the return on our investment in a modernized logistics center, we will continue to analyze the return on our potential investment and the timing of the modernization.

We have revised the disclosure on pages 51 to clarify that our retail store expansion plan is our priority and to provide additional disclosure based on this response.

6.
We reviewed your revised disclosure in response to our prior comment 13.  Please revise to clarify if drugs are dispensed to customers under Tiers A and B if their insurance card balance is not sufficient to pay for the cost of drugs.  If so, disclose when the balance of the cost of the drug is collected (e.g. at the time the drug is dispensed or subsequently based on certain payment terms).

Response:

If the balance of the insurance card is not sufficient to pay for the cost of drugs at the time of the purchase, the customer must pay the balance personally at the time of the purchase.  We have revised the disclosure on page 37 accordingly.

Raw Materials, page 48

7.
We note you enter into arrangements with suppliers to hedge against shortages in your raw materials.  Please tell us about the nature of such arrangements and how these arrangements are reflected in your financial statements.

Response:

We have clarified the disclosure on page 46 regarding the supply of raw materials.  The Company does not enter into any contracts to hedge the cost of raw materials.  We enter into several one-year contracts with our major suppliers in order to secure a steady supply of materials throughout the year.

Corporate Structure and History, page 57

The Reorganization

8.
We note your statement on page 57 that you developed a restructuring plan for the purpose of entering into a transaction with a public shell company in the United States in order to have it acquire operations based in the People’s Republic of China “all in compliance with PRC law.”  Please clarify the reference to complying with Chinese law and provide the basis for your conclusion that the restructuring was in compliance with the law.

Response:

As indicated in the disclosure under the section entitled “Corporate Structure and History”, the restructuring involved two steps.  The first step was for Forever Well to acquire 100% of the equity interest of Liuzhou BCT and it subsidiaries, and the second step was for Ingenious to enter into and complete a transaction with a U.S. public reporting company whereby that company would acquire Ingenious.

As our PRC legal counsel has discussed in Section 1.C of their legal opinion (see response to comment 2 above), Ingenious was the sole shareholder and owner of Forever Well when it applied to acquire 100% equity interest in Liuzhou BCT in March 2008, and the sole shareholder of Ingenious was Xiaoyan Zhang, a Hong Kong citizen.  Therefore, neither Forever Well nor Ingenious was a “special purpose company” as defined in Circular 75 and 106, and the acquisition of Liuzhou BCT by Forever Well is not a “round-trip” investment transaction.  As such, Circular 75 and 106 and the provisions of the 2006 M&A Regulations relating to special purpose companies are not implicated.

Forever Well’s acquisition of Lihzhou BCT was a pure cross-border acquisition transaction governed by and permitted under the 2006 M&A Regulations, and the acquisition was approved by MOFCOM on June 13, 2008.  Based on this analysis of the first step, our PRC legal counsel, has advised us that the acquisition of Liuzhou BCT, was legal and enforceable under PRC laws.

The second step, which was a share exchange transaction, was not subject to PRC laws and regulations.  To the best of our knowledge as advised by our PRC legal counsel, no PRC governmental approval, registration, or filing procedures were needed for the share exchange transaction, because the transaction was between two foreign companies which were not subject to PRC jurisdiction.  We relied on the legal opinion of our US legal counsel with respect to the legality and enforceability of said share exchange transaction.

We have revised the disclosure on page 56 to provide additional legal analysis of the restructuring.

9.
We note your statements on page 57 and 58 regarding the purpose and goals of the restructuring, including having the Liuzhou BCT shareholders earn back their shares through the Earn-in Agreement.  Please revise your disclosure to summarize the analysis provided by counsel as to why the restructuring transaction satisfies Chinese law including the consideration counsel gave to the overall purpose of the transaction.

Response:

We refer to the PRC legal opinion provided in response to comment 2 above and our response to comment 8 above.

Under the 2006 M&A Regulations, the acquisition of Liuzhou BCT by foreign companies that are controlled by PRC citizens who are affiliated with the Liuzhou BCT, is strictly regulated and requires approval from MOFCOM.  However, such restrictions do not apply to foreign entities controlled by foreign persons. These restrictions apply only at the time that PRC Operating Companies are acquired by a foreign entity.  In our case, this was March 2008 when Liuzhou BCT was acquired by Forever Well which was beneficially owned by Ms. Zhang, a Hong Kong citizen.

As PRC citizens, the majority of Liuzhou BCT shareholders would not have been permitted to immediately receive shares in Forever Well or in Ingenious in exchange for their interests in Liuzhou BCT. However, there is no prohibition under PRC laws for those Liuzhou BCT shareholders to earn an interest in the Company after the acquisition of Liuzhou BCT was consummated.

We have been further advised by our PRC legal counsel that:

(i) there are no PRC laws or regulations prohibiting PRC individuals (e.g. the former Liuzhou BCT shareholders) to enter to the Earn-in Agreement which allows them to earn an equity interest in the Company, and

(ii) the Earn-in Agreement does not need to be approved, recorded, registered, or enrolled in any court, government department, public office, or elsewhere within the PRC.

With an understanding that the overall purpose of the reorganization was to allow the former Liuzhou BCT shareholders to earn back their relative equity share in Liuzhou BCT through a foreign public holding company of Liuzhou BCT, we believe that based on the above analysis, the restructuring transaction, and the Earn-in Agreement in particular, were in compliance with PRC law.

We have revised the disclosure on page 56 to provide additional legal analysis of the restructuring.

10.	Please clarify whether the shareholders of Liuzhou BCT prior to its acquisition by Forever Well were Chinese.

Response:

We confirm that all of the shareholders of Liuzhou BCT were PRC citizens prior to its acquisition by Forever Well.

11.
We partially reissue comment 21 from our letter dated June 30, 2010.  With a view to disclosure, please clarify your basis for concluding, under relevant law, that you do not continue to own 100% of the ownership interest in BCT Retail.

Response:

Under Article 18 of the Administrative Measures on Foreign Investment in Commerce, if a foreign investor has invested in more than 30 chain stores which engage in pharmacy, the maximum amount of equity that the foreign investor can hold is 49%.  At the time of the restructuring, BCT Retail already had more than 30 drugstores.  Therefore, the contractual arrangements between Property Management and Liuzhou BCT were designed to have 51% of BCT Retail’s legal equity interest transferred to Property Management.  As previously noted in our response to comment 21 in the Staff’s June 30, 2010 comment letter, our PRC legal counsel has advised us that under PRC corporate laws, we do not continue to own 100% of the ownership interest of BCT Retail after 51% of BCT Retail’s legal equity interest was transferred to Property Management.  Nevertheless, such contractual arrangements have enabled Liuzhou BCT to have de facto control over BCT Retail and the Company to consolidate the financial statements of BCT Retail.

We have revised the disclosure on page 57 to provide additional disclosure on this issue.

Market Price of and Dividends on Common Equity and Other Shareholder Matters, page 62

12.
The first sentence of your disclosure under this caption indicates that your stock is “currently quoted” but “is not traded.”  Following your tabular presentation you indicate that “[t]rading commenced on March 3, 2010.”  Please reconcile or advise.

Response:

We have revised the disclosure on page 60 to clarify that our stock is currently traded on the OTCBB and has traded since March 3, 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

Retail Pharmacy Segment, page 63

13.
Please revise your disclosure here to be consistent with your disclosure on page 40.  Specifically clarify that you collected a co-payment through July 2009 and that, due to a change in policy, a co-payment is no longer collected.

Response:

We have revised the disclosure on page 61 accordingly.

Sales Revenue

Pharmaceutical Distribution Segment, page 66

14.
We reviewed your response to our prior comment 30 regarding the deferral of $1.5 million sales into the second quarter of 2010.  Please revise to clarify if this type of deferral has been done in the past.  If so, please revise to disclose the amount deferred for cash period presented.

Response:

We have replaced the three-month analysis in the MD&A with six-month analysis.  Therefore, this disclosure has been removed.  However, we confirm to the Staff that other than this one instance, no other deferral of sales has taken place.

Cost of Sales

Retail Pharmacy Segment, page 68

15.
Please revise your discussion to clarify how your decrease in gross profit margin was primarily attributed to your marketing sales campaign considering you only record the cost of products in cost of sales.

Response:

We have replaced the three-month analysis in the MD&A with six-month analysis.  Therefore, this disclosure has been removed.  However, we confirm to the Staff that a key component of the campaign during the first quarter of 2010 was a reduction in prices during the promotion, which resulted in a reduction in gross profit.

Liquidity and Capital Resources

Operating Activities, page 76

16.
In order to provide an investor with a better understanding of the collectability of your receivables, please revise to disclose the accounts receivable turnover for the most recent interim period for each segment along with a discussion detailing the reasons for any increase or decrease from the prior period.

Response:

We have added the requested disclosure beginning on pages 74-75.

Executive Compensation, page 87

17.
We note the disclosure added in response to comment 12 from our letter dated June 30, 2010 that prior to the appointment of your Compensation Committee in June 2009, Mr. Tang was also responsible for setting his own compensation.  Please revise if true, to clarify that the compensation committee was established in 2010.  In addition, it is unclear whether Mr. Tang continues to exercise a role in setting his own compensation and that of the other employees in light of the Compensation Committee.  We continue to note the disclosure in this section that “the base salary level for all of our employees is established and reviewed by our Chairman and Chief Executive Officer, Mr. Tang.  Please revise or advise.

Response:

We have revised the disclosure on page 85 to disclose that: (i) prior to June 30, 2010, Mr. Tang was responsible for setting the compensation our executive officers, including himself, and (ii) subsequent to June 30, 2010, such responsibility has been given to the Compensation Committee.

18.
We note that the Summary Compensation Table does not reflect any compensation to Ms. Zhang for 2008 and 2009.  Please explain, as we note that Ms. Zhang was your Corporate Strategy VP from May 2008 until her appointment as CFO.

Response:

We have revised the Summary Compensation Table to include Ms. Zhang’s 2008 and 2009 salary as Corporate Strategy VP of Liuzhou BCT.

19.	Please clarify your page 90 disclosure to indicate when the employment agreements negotiated by Mr. Tang were approved by your board and compensation committee.

Response:

The employment agreements with Mr. Tang and Ms. Zhang were entered into and approved by our Board of Directors on May 18, 2010.  At that time, the Board of Directors consisted of only Mr. Tang and Ms. Zhang as the Company had not yet appointed independent directors and a compensation committee.  We have revised the disclosure on page 88 accordingly.

2010 Omnibus Securities and Incentive Plan, page 88

20.	Please clarify who adopted this Plan. In this regard your reference to “we” was unclear as it was uncertain whether this meant your shareholders adopted the plan or not.

Response:

We have revised the disclosure on page 86 to clarify that the Plan was adopted by our Board of Directors.

Item 15

21.
We reissue comment 55 from our letter dated June 30,2010.  We note the several “steps,” i.e. transactions, that composed the restructuring plan.  Please break down the restructuring plan into each separate transaction, as each transaction was a separate private placement and provide the disclosure required by Item 701 of Regulation S-K for each separate transaction.

Response:

We have previously provided a background on the restructuring plan on pages 55-56 to provide a thorough explanation of the December 30, 2009 share exchange.  However, pursuant to Item 701 of Regulation S-K, we believe that the share exchange transaction is one single issuance of unregistered equity securities by the registrant on December 30, 2009.  We do not believe that any of the other transactions relating to the restructuring require disclosure under Item 701 of Regulation S-K, as they do not constitute issuances of unregistered equity securities by the Registrant.

22.
We reissue comment 56 from our letter dated June 30, 2010.  Please disclose the number of investors in each transaction listed in this section.  For instance, we note the August 2008 restructuring plan does not include any disclosure as to the number of investors in each step of the restructuring.

Response:

 We have disclosed the number of investors in each transaction listed in this section.

23.	We note the reliance upon Section 4(2) for several transactions. Please disclose whether the investors in each transaction were sophisticated.

Response:

We have disclosed that we believe the investors in each transaction in which the Company relied on Section 4(2) were sophisticated.

Exhibits

24.
We reissue comment 60 from our letter dated June 30, 2010.  Please file a validly executed agreement for prior exhibit 10.13. Form of Retail Chain Leasing Contract and file the actual agreement rather than the form of agreement, as previously requested.  This agreement was not filed with this amendment or the prior amendment and is no longer included in the exhibits index.  Please revise.

Response:

We note that Exhibit 10.63 to Amendment No. 2 to the Registration Statement was included in the Exhibit list and filed with Amendment No. 2 to the Registration Statement.  As requested by the Staff, it is a validly executed agreement for prior Exhibit 10.13, Form of Retail Chain Leasing Contract.

25.	Exhibit 10.25 refers to Exhibit C, which has not been filed with the agreement. Please file the exhibit in its entirety, as required by Item 601(b)(10) of Regulation S-K.

Response:

We have re-filed Exhibit 10.25, including Exhibit C.

Interim Financial Statements for the Quarter Ended March 31, 2010

General

26.
On page 38, we note you issued 1,100,000 stock options.  Please (i) provide us with the terms and conditions of the options (e.g. exercise price, term, etc.) and (ii) tell us how you plan to account for these options.

Response:

The 1,100,000 options consist of 1,080,000 options issued to two key executives, Mr. Tang (590,000 options) and Ms. Zhang (490,000 options), and the remaining 30,000 options were issued to the Company’s three independent Directors (10,000 options each).  As set forth in Note 18 to the Company’s interim financial statements as of June 30, 2010, which are now included in Amendment No. 3 to the Form S-1/A in lieu of the March 31, 2010 financial statements, the terms and conditions for the options issued to the two executive employees are as follows:

On June 27, 2010, we adopted the China BCT Pharmacy Group, Inc. 2010 Omnibus Securities and Incentive Plan (the “Plan”) for the benefit of our employees, nonemployee directors and consultants and the employees, nonemployee directors and consultants of its affiliates, for purposes of assisting us to attract, retain and provide incentives to key management employees and nonemployee directors of, and non-employee consultants to, us and our affiliates, and to align the interests of such individuals with those of our stockholders. Accordingly, the Plan provides for the granting of distribution equivalent rights, incentive stock options, non-qualified stock options, performance share awards, performance unit awards, restricted stock awards, restricted stock unit awards, stock appreciation rights, tandem stock appreciation rights, unrestricted stock awards or any combination of the foregoing, as may be best suited to the circumstances of the particular employee, director or consultant as provided in the Plan.

On June 27, 2010, we granted options under the Plan to two executive employees. The options vest and become exercisable with respect to all of the shares only if our after-tax net income for fiscal 2010 equals at least U.S. $26,000,000 (excluding any non-cash expenses) (the “2010 Income Target”), determined on the basis of our audited financial statements for our 2010 fiscal year, as confirmed by our independent auditor in their report on said financial statements (the “Audit Report”).  If the 2010 Income Target is met, the options shall vest and become exercisable on the date on which the Audit Report is dated, and if the options do not become exercisable due to the failure to meet the 2010 Income Target, the option shall terminate on the date on which the Audit Report is dated.

The fair value of options granted for the period ended June 30, 2010 was $1,774,440 at the grant date. Fair values were estimated using the binominal model. The assumptions that were used to calculate fair value of stock options as of June 27, 2010 were: 0% dividend yield, expected volatility of 30%, risk-free interest rate of 4.78% and expected lives of ten years. The Company expensed $25,717 in share-based compensation included in administrative expense for the period ended June 30, 2010 based upon the conclusion of management that it is probable the 2010 Income Target will be achieved.  The remaining compensation cost of $1,748,723 related to non-vested awards will be recognized over the implied remaining requisite service period of July 1, 2010 through March 1, 2011 for both options.

There were no options granted with exercise prices below the market value of the stock at the grant date.  All outstanding options at June 30, 2010 had no intrinsic value because the Company’s stock price was lower than all option exercise prices.  A summary of the Company’s stock options issued and outstanding as of and for the period ended June 30, is presented below:

	Number of options	Exercise Price

Stock options granted and outstanding	1,080,000	$4.00

These options are accounted for in accordance with FASB ASC 718-10 and are classified as equity instruments under that section.

The 30,000 options for the three independent Directors were granted on July 26, 2010, also at an exercise price of $4.00 per share, which is higher than the quoted market price of the Company’s common shares on that date.  The options vest and are exercisable on June 6, 2011 except upon a change of control in which case the options automatically become fully vested and exercisable at that time.  The options terminate, to the extent not exercised, on the fifth anniversary of the grant date.

The Company will account for these options under the provisions of FASB ASC 505-50 – Equity-Based Payments to Non-Employees by measuring the fair value of the options at the date of grant and charging to expense over the vesting term of July 26, 2010 through June 6, 2011.  We have concluded these options are equity instruments in accordance with FASB ASC 718-10-25-5 through 25-19 which is applicable under FASB ASC 505-50.

Note 20 – Subsequent Events, page Q-17

27.	We note your disclosure herein as references to “this Form 10-Q.” Please revise to remove such references or tell us why you believe they are appropriate.

Response:

The reference to “this Form 10-Q” has been removed from the Company’s interim financial statements as of June 30, 2010 which have replaced the March 31, 2010 financial statements in Amendment No. 3 to the Registration Statement.

Audited Financial Statements for Fiscal Years Ended December 31, 2009 and 2008

Notes to Financial Statements

General

28.	Please revise to provide disclosures required by FASB ASC 825-20-50 for the registration payment arrangement associated with your 2009 private placement.

Response:

We have revised the disclosure on pages Q-12 and F-27-F-28 accordingly.

Note 2 – Reorganization, page F-9

29.
We reviewed your response to our prior comment 49.  Your response did not address our comment, thus the comment will be reissued.  Your prior statement that the call right only represents the right to call the transfer of legal title does not appear consistent with the Shares Repurchase Agreement (Exhibit 10.9 to the Form 8-K filed on December 31, 2009).  Please explain to us the distinction between (i) the right to call the transfer of legal title and (ii) the right of transfer of 51% controlling financial interest.  Further, please reconcile your explanation with the agreement.

Response:

 In our response to prior comment 73 we stated the following:

“As the call right only represents a right to call the transfer of legal title (i.e. the registered name of the shareholder in the share register) of 51% equity interest in BCT Retail which doesn’t involve any transfer of 51% controlling financial interest, the Company considers that the value of call right is minimal.”

We would like to confirm that the initial response was not a correct statement.  We would like to clarify that with respect to the Share Repurchase Agreement, we do not think there is a distinction between “the right to call the transfer of legal title” and “the right of transfer of 51% controlling financial interest”.  We repeat our prior response to comment 49 in full below which provides an analysis of the accounting value of the call right:

With respect to the accounting value of the call right, we re-affirm our response that the call right has no value for the following reasons:

(i)  First, the Company has always taken the position that as a result of the agreements entered into between Liuzhou BCT and Property management, as amended, the Company already has management control and rights to 100% of the economic benefit of BCT Retail, and therefore, BCT Retail has been included in the consolidated group.   We believe that it would be inconsistent to assign a value to the call option that other than nil because, if exercised, it would not result in the Company realizing any further economic or accounting benefit.   We also note that given the restrictions over foreign majority ownership of the retail pharmacy operations in the PRC and the additional disclosure regarding the Company’s intent to extend the loans beyond 2015, it seems improbable that Liuzhou BCT will be in a position to exercise the call option in any event.  This further supports the position the call right has no accounting value.

(ii) Second, the SEC’s rules surrounding related party transactions, particularly transactions between entities under common control, generally require that asset transfers be accounted for at historical cost/values, not fair value.  Since 100% of the historical  cost/values of BCT Retail are presented in the consolidated financial statements, any value assigned to the call option would seem contrary to these rules.

30.
We reviewed your response to our prior comment 50.  Your response did not address our comment in its entirety, thus the comment will be partially reissued.  Considering Forever Well was owned by Ms. Zhang and Liuzhou BCT was owned by the former and current employees and directors of Liuzhou BCT at the time of the transaction, please tell us how the acquisition of Liuzhou BCT Forever Well in August 2008 meets the requirements of a common control transaction.  In your response, please provide a detailed analysis of the specific authoritative accounting literature you relied upon to support your accounting treatment.

Response:

We repeat our response to prior comment 50 in its entirety below and have added a reference to the specific authoritative accounting literature we relied upon, as well as additional disclosure at the end of this response describing how the Earn-in Agreement also supports the conclusion that there continues to be common control of Liuzhou BCT.  We acknowledge that at the time Liuzhou BCT was acquired by Forever Well, the two companies had different owners.  However, in light of the other transactions that were entered into, all with the common goal of completing the reorganization, we believe that a temporary change in equity ownership of Liuzhou BCT, is not a disqualifying event when analyzing common control.  We believe that from an accounting perspective, as well as the other elements of control described below, the reorganization should be analyzed as one transaction with several interim steps., and that from that perspective the reorganization meets the requirements of a common control transaction.

In formulating this conclusion, we relied upon the definition of “Control” as set forth in Rule 1-02 –Definition of Terms Used in Regulation S-X (17 CFR Part 210), item h, which states as follows:

The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise.

In part we were able to conclude that Liuzhou BCT remained under common control because control is not solely determined by equity ownership in an entity, but also by who has the power to control the direction and manage the affairs of the entity on a daily basis.  On June 30, 2008, pursuant to the reorganization plan, Ingenious acquired the entire equity interest of Forever Well and Hui Tian Tang, Jing Hua Li, Wen De Wei, You Ru Jiang, Chun Lin Liu and Bang Fu Wang were appointed as the director of Forever Well and Ingenious by Ms. Zhang who controlled Ingenious. On August 4, 2008, pursuant to a reorganization plan intended to ensure compliance with the PRC rules and regulations, Ingenious through its direct wholly-owned subsidiary Forever Well, acquired 100% of the equity interest of Liuzhou BCT of which 68.51% was held collectively by Hui Tian Tang, Jing Hua Li, Wen De Wei, You Ru Jiang, Chun Lin Liu and Bang Fu Wang.  At the time of the acquisition of Liuzhou BCT by Forever Well, Hui Tian Tang, Jing Hua Li, Wen De Wei, You Ru Jiang, Chun Lin Liu and Bang Fu Wang were the only directors of Lihzhou BCT and Ingenious, and the majority directors of Forever Well.  At that time, Ms Zhang undertook to Hui Tian Tang, Jing Hua Li, Wen De Wei, You Ru Jiang, Chun Lin Liu and Bang Fu Wang that no further directors would be appointed to the board of either Ingenious or Forever Well, or Liuzhou BCT without the consent of the above parties.

In addition, Hui Tian Tang has been President of Lizhou BCT continuously since 2001 and remained the President of Liuzhou BCT after the reorganization.  Therefore Hui Tian Tang as both a Director and President of Liuzhou BCT, along with Jing Hua Li, Wen De Wei, You Ru Jiang, Chun Lin Liu and Bang Fu Wang have been and continue to be able to control and manage the operational, investment and business decisions of these entities, including making the sole decisions regarding any change in these companies’ capital structure or payment of dividends. Further, these directors had the ultimate authority to determine the composition of the board of directors for these entities. In conclusion, we were able to conclude that the directors continued to control Liuzhou BCT because control is not solely determined by equity ownership in an entity, but also by who has the power to control the direction and manage the affairs of the entity on a daily basis.

The second factor to consider when reviewing common control is the effect of the Earn-in Agreement.  The Earn-in-Agreement was originally entered into on October 22, 2009 with make good targets of $20 million for the 2009 fiscal year and $26 million for the 2010 fiscal year.  The Agreement was subsequently replaced by an Earn-in Agreement entered into by the parties on December 30, 2009 as part of the closing of the private placement.  The December 30, 2009 Agreement was entered into to delete the make good for the 2009 fiscal year, which the Company did not meet, and to extend the make good provisions to the 2010 and 2011 fiscal years to enable the “Buyers” under the agreement to have a further opportunity earn shares in the Company.  The purpose of the Earn-in Agreement was to allow the reorganization of Liuzhou BCT in compliance with PRC laws and to allow the “Buyers” to earn back shares in the company after the reorganization.  The Earn-in Agreement was amended a second time on May 19, 2010 to decrease the make good provisions for 2010 and 2011 from $26 million and $28 million, respectively to $15 million and $19 million, respectively.  This amendment was made to all but assure that the “Buyers” will be able to earn back their shares in the Company, as was intended by the reorganization.  It should be noted that the Company’s net income for the first half of 2009 was $11.3 million, which is 75.3% of the full-year make good target.

The arrangements for the former Liuzhou BCT directors and president to act as the sole directors of the holding companies of Liuzhou BCT, the undertaking by Ms. Zhang not to appoint additional directors, as well as the Earn-in Agreement are each inseparable and indispensable part of the restructuring which enables the former majority Liuzhou BCT shareholders to continue to have residual rewards of the combined entity.

When both of the make good provisions are met and the shares transferred back from Ms. Zhang to the original Liuzhou BCT shareholders, the common control of Liuzhou BCT will be re-established.

Note 5 – Summary of Significant Accounting Policies

Allowance for Doubtful Accounts, page F-12

31.
We note in the current amendment to your registration statement, your removed the final paragraph of this accounting policy.  This paragraph discussed the historical relationship between your allowance for doubtful accounts and actual write-offs.  Please revise to include such disclosure or tell us why you believe it should continue to be excluded

Response:

We have revised Amendment No. 3 to include such disclosure.

Note 11 Trade Receivables, Net, page F-25

32.
We reviewed your response to our prior comment 53.  In order to provide an investor with a better understanding of your receivables and your credit policies, please revise to include the second and third paragraphs of your supplemental response within your registration statement.

Response:

We have revised the disclosure on page F-12 accordingly.

Exchange Act Filings

General

33.
We reviewed your response to our prior comments 63 through 66, noting that you plan to amend your other Exchange Act filings (e.g. Form 10-K, Form 10-Q, etc.) once all of the Staff’s comments have been resolved.  Please note that we may have comments on such amendments when filed.

Response:

We acknowledge the Staff’s comment.

***

You may contact our legal counsel, Mitch Nussbaum of Loeb & Loeb, at (212) 407-4159 if you have any questions.

Sincerely,

/s/ Hui Tian Tang

Hui Tian Tang
Chief Executive Officer

cc:	Mitchell Nussbaum, Loeb & Loeb

December 3, 2009

Purden Lake Resource Corp.
Ingenious Paragon Global Limited
Forever Well Asia Pacific Limited
Guangxi Liuzhou Baicaotang Medicine Limited
Guangxi Liuzhou Baicaotang Retail Limited
Guangxi Hefeng Pharmaceutical Co. Limited

Re:       Legal Opinion Regarding Corporate Structure and Reverse Takeover

Dear Sirs:

We are a law firm qualified to practice in the People’s Republic of China (the “PRC”).  We have acted as the PRC counsel to Ingenious Paragon Global Limited, a company organized and existing under the laws of the British Virgin Islands (“Ingenious”), its wholly owned subsidiary, Forever Well Asia Pacific Limited, a company organized and existing under the laws of the Hong Kong Special Administration Region, PRC (“Forever Well”), Guangxi Liuzhou Baicaotang Medicine Limited, a wholly foreign-owned enterprise incorporated under the laws of the PRC (“Liuzhou BCT” or “WFOE”), Guangxi Hefeng Pharmaceutical Co. Limited, WFOE’s wholly owned subsidiary incorporated under the laws of the PRC (“Hefeng Pharmaceutical”), and Guangxi Liuzhou Baicaotang Medicine Retail Limited, WFOE’s 49%-owned affiliate incorporated under the laws of the PRC (“BCT Retail”).  Please refer to Exhibit A for the corporate structure.

We understand that Ingenious and Forever Well are going to enter into a share exchange transaction (“Share Exchange Transaction”) with a shell company listed on the OTCBB market in the United States (“Public Company”).  As a result of the Share Exchange Transaction, Ingenious will become a 100% subsidiary of the Public Company.

We have been requested by the aforesaid parties to render an opinion (the “Opinion”) with respect to (i) the legality of the onshore corporate structure in connection with the Share Exchange Transaction; (ii) the validity and enforceability of the Contractual Agreements (as defined below); and (iii) compliance with Circular 75 and 106 and the 2006 M&A Regulations.

In rendering this Opinion, we have examined originals or copies of those corporate and other records and documents we have considered appropriate. We have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity with originals of all documents submitted to us as copies.

The PRC laws mentioned herein shall include the published laws formulated by the National People’s Congress of the PRC and its Standing Committee, the regulations stipulated by the State Council of the PRC, the administrative rules and other documents with normative effects promulgated by the departments under the State Council of the PRC, and the relevant local regulations and administrative rules. We do not render opinions with respect to the laws of any other jurisdiction.

Based upon and subject to the foregoing, and further subject to the qualifications set forth below, we are of the opinion set out at the date hereof:

I.      Major Findings of Onshore Corporate Structure and Contractual Agreements

A.     Corporate Summary of Onshore Companies

            1.   Corporate Summary of Liuzhou BCT

Guangxi Liuzhou Baicaotang Medicine Limited
Registration Number:	QWLZZ No.450200200000243
Date of Incorporation:	Established in 1956 and privatized in 2001
Registered Office:	No. 102, Chengzhan Road, Liuzhou City, Guangxi Province, PRC
Legal Representative:	Tang Hui Tian
Registered Capital:	RMB10 million
Shareholder(s):	Forever Well

2.   Corporate Summary of Hefeng Pharmaceutical

Guangxi Hefeng Pharmaceutical Co. Limited
Registration Number:	ZCH(Q) 451224000000066(1-1)
Date of Incorporation:	September 10, 2000
Registered Office:	No. 3 Development District, Donglan County, Guangxi Province, PRC
Legal Representative:	Li Jing Hua
Registered Capital:	RMB5 million
Shareholder(s):	Liuzhou BCT

3.   Corporate Summary of BCT Retail

Guangxi Liuzhou Baicaotang Medicine Retail Limited
Registration Number:	450200000005727
Date of Incorporation:	October 30, 2001
Registered Office:	No 102 Chenzhan Road, Liuzhou City, Guangxi Province, PRC
Legal Representative:	Tang Hui Tian
Registered Capital:	RMB300,000
Shareholder(s):	Property Management (51%) and Liuzhou BCT (49%)

B.    Contractual Agreements

A number of agreements have been entered into by and between Liuzhou BCT, Baicaotang Property Management Limited (“Property Management”), and all shareholders of Property Management in order that the financials of Property Management can be consolidated into those of Liuzhou BCT (“Contractual Agreements”), which include:

1.	Share Transfer Agreement, dated April 1, 2008, by which Liuzhou BCT transferred its 51% equity interest in BCT Retail to Property Management for a consideration of RMB153,000;

2.	Shares Pledge Agreement, dated May 3, 2008, by which all shareholders of Property Management pledged all their equity interest in BCT Retail for a loan of RMB 153,000 from Liuzhou BCT;

3.	Shares Pledge Agreement, dated March 31, 2009, by which all shareholders of Property Management pledged all their equity interest in BCT Retail for a loan of RMB1,377,000 from Liuzhou BCT; and

4.
Share Repurchase Agreement, dated July 31, 2008, by which Liuzhou BCT has the irrevocable preemption right to repurchase the 51% equity interest and any further equity increase due to a proportionate increase in the registered capital of BCT Retail held by Property Management; provided that the PRC regulations forbidding foreign-invested enterprises to own more than 30 pharmaceutical chain stores are loosened.

II.	Legal Opinions

A.	Legality of Onshore Corporate Structure

1.	Guangxi Liuzhou Baicaotang Medicine Limited

(1)	Organization and Existence

Liuzhou BCT (or WFOE) was established in 1956 and privatized in 2001.  Its current business license was issued by the Administration for Industry and Commerce of the Guangxi Zhuang Autonomous Region on August 4, 2008 (see Exhibit B), and is valid as of the date of this Opinion.

Liuzhou Baicaotang was approved to be a wholly foreign-owned enterprise and issued an approval certificate (see Exhibit B) by the PRC Ministry of Commerce (“MOFCOM”) on August 4, 2008, with an approval number of GXWDZ (2008) 0113.

WFOE is (a) a wholly foreign-owned enterprise duly established and validly existing as a foreign investment enterprise with limited liability under PRC law; (b) is an independent legal entity capable of suing, being sued, and entering into any contractual relationship binding on itself with any party; (c) has the lawful power and authority (i) to conduct its authorized business and (ii) to assume civil liability with respect to its assets; and (d) is currently and has been, since its formation, in compliance with all applicable PRC laws and regulations.

As reflected in WFOE’s current approval certificate, the sole shareholder of WFOE is Forever Well and the legal representative is Tang Hui Tian, as of the date of this Opinion.

(2)     Business

To our best knowledge and belief, having made due and careful inquiry, WFOE has carried out its business within the authorized scope of business as set out in its Business License.  No application is or has been made to the relevant authorities for the cessation of the business as now conducted or carried on by WFOE or for the change of any part of its business activities or for the change in the nature of its business.

(3)     Approvals, Licenses, Consents, and Registration

WFOE has obtained from the relevant PRC governmental, regulatory, and other authorities, and has complied with all valid and lawful licenses, approvals, consents, and permits necessary for its due incorporation, valid existence, and the carrying on of its business as currently conducted and as contemplated in the Contractual Agreements (where applicable) effectively and without hindrance in the manner and in the place where its registered address is located and places in which its business is now carried on, and to own its assets and there are no circumstances which might lead to the suspension, alteration, or cancellation of any such licenses, approvals, consents, and permits, nor is there any agreement which materially restricts the fields within which it may carry on WFOE’s business.  To the best of our knowledge of WFOE at the date hereof, there are no other licenses, approvals, permits, consents, and registrations necessary or advisable for WFOE to obtain or carry out for the conduct of its business.

As of the date of this Opinion, WFOE does not violate, infringe, or contravene any PRC law or public policy by carrying on its business.

The government authorities issuing the above approvals, licenses, consents, and permits possess the necessary authority and power and are duly authorized by PRC laws and regulations to issue such approvals, licenses, consents, and permits.

(4)	Total Investment and Registered Capital

The current total investment and registered capital of WFOE approved by the competent governmental authority and as reflected in the current approval certificate are the same, an amount of RMB 10 million.  The equity interest of WFOE is 100% vested in Forever Well and is not subject to any charges, liens, pledges, options, or any other third party rights, the exercise of which may lead to a change of shareholdings or the amount of the registered capital of the WFOE.  The registered capital of WFOE has been fully paid.

(5)     Articles of Association

Under PRC law, any amendments to the articles of association of WFOE (the “WFOE Articles”) are subject to the approval of the competent authorities.  The WFOE Articles have been duly approved by the competent PRC authority, and no application for the approval or registration of any amendments to the WFOE Articles is pending.

No further approvals, licenses, consents, filings, or registrations are required for the effectiveness of the WFOE Articles.  The aforesaid WFOE Articles are legal, valid, binding, and enforceable in accordance with the terms thereof and do not contravene in any respect PRC laws, regulations, or public policy.

        (6)     Intellectual Property Rights

WFOE has entered into a Trademark Transfer Agreement with BCT Retail to transfer the “baicaotang (百草堂)” trademark, and has submitted applications to relevant government authorities for registration of the transfer of the trademark from WFOE to BCT Retail.  WFOE is the registered owner of this trademark as of the date hereof, and there is no encumbrance whatsoever on said trademark.  Upon the completion of the registration procedures for the transfer of the trademark, BCT Retail will be the legal owner of the trademark.

All necessary filings and registrations with the competent authorities are being carried out to ensure the lawful transfer of the trademark by WFOE to BCT Retail.  No act has been done or failed to have been done, and no event has occurred which may render any of such trademark invalid, unenforceable, or subject to revocation, cancellation, or amendment or compulsory license, or prevent the grant or   registration of any valid trademark pursuant to any pending application, except the application by WFOE for the registration of the transfer of the trademark to Baicaotang.

(7)     Litigation and other Proceedings

Neither WFOE nor its shareholder, nor any of the senior or key employees is engaged in any legal proceedings in the PRC.  No litigation, arbitration, or administrative proceedings are current, or, to our knowledge, pending or threatened and there has been no act, omission, or other occurrence which will or is likely to give rise to any such proceedings.

(8)     Liquidation and Insolvency

As of the date of this Opinion, WFOE has not liquidated nor is it insolvent, nor is it subject to any board resolution that will cause WFOE or any of its undertakings to merge, reconstruct, or liquidate, or any proceedings which might render it liquidated or insolvent.

 2.     Guangxi Hefeng Pharmaceutical Co. Limited

(1)	Organization and Existence

Hefeng Pharmaceutical was duly established jointly by Guangxi Donglan Pharmaceutical Co., Ltd. and Guangxi Hechi Chemical Industrial Group on September 18, 2000.  Since then, Hefeng Pharmaceutical went through a series of equity transfers among different parties.

The current business license of Hefeng Pharmaceutical was issued by the Administration for Industry and Commerce of Donglan County on September 18, 2000 (see Exhibit C) and is valid as of the date of this Opinion.

Hefeng Pharmaceutical (a) is a domestic enterprise with limited liability under PRC law; (b) is an independent legal entity capable of suing, being sued, and entering into any contractual relationship binding on itself with any party; (c) has the lawful power and authority (i) to conduct its authorized business and (ii) to assume civil liability with respect to its assets; and (d) is currently and has been, since its formation, in compliance with all applicable PRC laws and regulations.

As reflected in the documents filed in the Administration for Industry and Commerce of Donglan County, the current sole shareholder of Hefeng Pharmaceutical is WFOE, and the legal representative is Li Jing Hua as of the date of this Opinion.

(2)	Business

To our best knowledge and belief, having made due and careful inquiry, Hefeng Pharmaceutical has carried out its business within the authorized scope of business as set out in its business license.  No application is or has been made to the relevant authorities for the cessation of the business as now conducted or carried on by Hefeng Pharmaceutical or for the change of any part of its business activities or for a change in the nature of its business.

(3)     Approval, License, Consents, and Registration

Hefeng Pharmaceutical has obtained from the relevant PRC governmental, regulatory, and other authorities, and complied with all valid and lawful licenses, approvals, consents, and permits necessary for its due incorporation and valid existence and the carrying on of its business as currently conducted and as contemplated in the Contractual Agreements (where applicable) effectively and without hindrance in the manner and in the place where its registered address is located and places in which its business is now carried on, and to own its assets and there are no circumstances which might lead to the suspension, alteration, or cancellation of any such licenses, approvals, consents, and permits, nor is there any agreement which materially restricts the fields within which it may carry on Hefeng Pharmaceutical’s business.  To the best of our knowledge of Hefeng Pharmaceutical at the date hereof, there are no other licenses, approvals, permits, consents, or registrations necessary or advisable for Hefeng Pharmaceutical to obtain or carry out for the conduct of its business.

As of the date of this Opinion, Hefeng Pharmaceutical does not violate, infringe, or contravene any PRC law or public policy by carrying on its business.

The government authorities issuing the above approvals, licenses, consents, and permits possess the necessary authority and power and are duly authorized by PRC laws and regulations to issue such approvals, licenses, consents, and permits.

(4)     Registered Capital

The current registered capital of Hefeng Pharmaceutical as reflected in the current business license is RMB5 million.  All of the registered capital of Hefeng Pharmaceutical has been duly paid up. The equity interest of Hefeng Pharmaceutical is 100% vested to WFOE and is not subject to any charges, liens, pledges, options, or any other third party rights, the exercise of which may lead to a change of shareholdings or the amount of registered capital of Hefeng Pharmaceutical.

(5)	Articles of Association

The articles of association of Hefeng Pharmaceutical are legal, valid, binding, and enforceable in accordance with the terms thereof and do not contravene in any respect PRC laws, regulations, or public policy.

(6)     Intellectual Property Rights

Hefeng Pharmaceutical holds the registered trademark “亚太Asiatio”, and as reflected in the trademark certificate, it is still valid as of the date of this Opinion.

(7)     Litigation and other Proceedings

From time to time, Hefeng Pharmaceutical may become involved in various lawsuits and legal proceedings which arise during the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm Hefeng Pharmaceutical's business. We are informed that Hefeng Pharmaceutical is currently not aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse affect on its business, financial condition, or operating results, or materially affect Hefeng Pharmaceutical’s ability to perform any of its obligations under the Contractual Agreements.  There is no judgment or order of any court, official body, or governmental body of the PRC against Hefeng Pharmaceutical or its shareholder or any of its senior or key employees, which may have a material adverse effect upon the business or assets of Hefeng Pharmaceutical or its business, or materially affect Hefeng Pharmaceutical’s ability to perform any of its obligations under the Contractual Agreements.

(8)	Liquidation and Insolvency

As of the date of this Opinion, Hefeng Pharmaceutical has not liquidated nor is it insolvent, nor is it subject to any board resolution that will cause Hefeng Pharmaceutical or any of its undertakings to merge, reconstruct, or liquidate, or any proceedings which might render it liquidated or insolvent.

         3.     Guangxi Liuzhou Baicaotang Medicine Retail Limited

(1)	Organization and Existence

BCT Retail was established on October 30, 2001.  Its current business license was issued by the Administration for Industry and Commerce of Liuzhou City on October 30, 2001 (see Exhibit D) and is valid as of the date of this Opinion.

BCT Retail is (a) a domestic enterprise with limited liability under PRC law; (b) is an independent legal entity capable of suing, being sued, and entering into any contractual relationship binding on itself with any party; (c) has the lawful power and authority (i) to conduct its authorized business and (ii) to assume civil liability with respect to its assets; and (d) is currently and has been, since its formation, in compliance with all applicable PRC laws and regulations.

As reflected in the documents filed in the Administration for Industry and Commerce of Liuzhou City, the current shareholders of BCT Retail are Liuzhou BCT and Property Management, and the legal representative is Tang Hui Tian, as of the date of this Opinion.

        (2)     Business

To our best knowledge and belief, having made due and careful inquiry, BCT Retail has carried out its business within the authorized scope of business as set out in its business license.  No application is or has been made to the relevant authorities for the cessation of the business as now conducted or carried on by BCT Retail or for the change of any part of its business activities or for the change in the nature of its business.

(3)	Approvals, Licenses, Consents, and Registration

BCT Retail has obtained from the relevant PRC governmental, regulatory, and other authorities, and complied with all valid and lawful licenses, approvals, consents, and permits necessary for its due incorporation and valid existence and the carrying on of its business as currently conducted and as contemplated in the Contractual Agreements (where applicable) effectively and without hindrance in the manner and in the place where its registered address is located and places in which its business is now carried on, and to own its assets and there are no circumstances which might lead to the suspension, alteration, or cancellation of any such licenses, approvals, consents, and permits, nor is there any agreement which materially restricts the fields within which it may carry on BCT Retail’s business.  To the best of our knowledge of BCT Retail at the date hereof, there are no other licenses, approvals, permits, consents, or registrations necessary or advisable for BCT Retail to obtain or carry out for the conduct of its business.

As of the date of this Opinion, BCT Retail does not violate, infringe, or contravene any PRC law or public policy by carrying on its business.

The government authorities issuing the above approvals, licenses, consents, and permits possess the necessary authority and power and are duly authorized by PRC laws and regulations to issue such approvals, licenses, consents, and permits.

(4)	Registered Capital

The current registered capital of BCT Retail as reflected in the current business license is RMB300,000.  All of the registered capital of BCT Retail has been duly paid up.  The equity interest of BCT Retail is 100% vested to Liuzhou BCT and Property Management and is not subject to any charges, liens, pledges, options or any other third party rights, the exercise of which may lead to a change of shareholdings or the amount of registered capital of BCT Retail.

(5)	Articles of Association

The articles of association of BCT Retail are legal, valid, binding, and enforceable in accordance with the terms thereof and do not contravene in any respect PRC laws, regulations, or public policy.

(6)	Intellectual Property Rights

BCT Retail has entered into a Trademark Transfer Agreement with WFOE to transfer the “baicaotang (百草堂)” trademark, and has submitted applications to the relevant government authorities for registration of the transfer of the trademark from WFOE to BCT Retail.  WFOE is the registered owner of such trademark as of the date hereof and there is no encumbrance whatsoever on such trademark.

All necessary filings and registrations with the competent authorities are being carried out to ensure the lawful transfer of the trademark by WFOE to BCT Retail.  Upon the completion of the registration procedures for the transfer of the trademark, BCT Retail will be the legal owner of the trademark.

 (7)    Litigation and other Proceedings

From time to time, BCT Retail may become involved in various lawsuits and legal proceedings which arise during the ordinary course of business.  However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm BCT Retail's business.  We are informed that BCT Retail is currently not aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse affect on its business, financial condition, or operating results, or materially affect BCT Retail’s ability to perform any of its obligations under the Contractual Agreements.  There is no judgment or order of any court, official body, or governmental body of the PRC against BCT Retail or its shareholder or any of its senior or key employees, which may have a material adverse effect upon the business or assets of BCT Retail or its business, or materially affect BCT Retail’s ability to perform any of its obligations under the Contractual Agreements.

 (8)    Liquidation and Insolvency

As of the date of this Opinion, BCT Retail has not liquidated nor is it insolvent, nor is it subject to any board resolution that will cause BCT Retail or any of its undertakings to merge, reconstruct, or liquidate, or any proceedings which might render it liquidated or insolvent.

B.	Contractual Agreements

The Contractual Agreements were duly executed and are legally binding on each of the parties thereof under PRC law.  Each party to the Contractual Agreements has the full power, authority, and legal capacity to enter into, execute, and perform its obligations under the Contractual Agreements.  The execution and delivery by each party to the Contractual Agreements do not, and the performance by each party of the obligations thereunder will not, violate or breach any current statute, rule, or regulation of the PRC that is applicable to the transactions contemplated by the Contractual Agreements.

All actions, corporate and other approvals, conditions, and things required by PRC law to be taken, fulfilled, and done in connection with the Contractual Agreements have been taken by the parties to these agreements in order to (a) enable the parties to these agreements to lawfully enter into, exercise their rights, and perform and comply with their obligations under the Contractual Agreements to which they are a party; (b) ensure that those obligations are legal, valid, binding, and enforceable in accordance with their respective terms and conditions; and (c) make such Contractual Agreements admissible as evidence in PRC courts.

The Contractual Agreements are in proper legal form for enforcement against each of the parties thereto in the PRC, and contain no provision which is contrary to the laws or public policy in the PRC.

It is not necessary to ensure the legality, validity, enforceability, or admissibility in evidence of, or the remittance of any payments under the Contractual Agreements, that the Contractual Agreements or any other documents related to the Contractual Agreements, if any, be approved, recorded, registered, or enrolled in any court, government department, public office, or elsewhere within the PRC, except that the Shares Pledge Agreement, dated May 3, 2008, and the Shares Pledge Agreement, dated March 31, 2009, both between Property Management  and Liuzhou BCT, shall be registered with the Administration for Industry and Commerce of Liuzhou City.

The business structure created as a result of Liuzhou BCT, BCT Retail, and Property Management  entering into, exercising its rights, and performing its obligations under the Contractual Agreements to which it is a party is, as a whole, valid, lawful, and enforceable under PRC laws and regulations and does not in any way contravene,  or violate any PRC laws, regulations, or public policy, and is not subject to any approvals, filings, or registrations of any PRC government authority and/or body.

C.    Compliance with Circular 75 and 106 and the 2006 M&A Regulations

On October 31, 2005, and May 31, 2007, the PRC State Administration of Foreign Exchange (“SAFE”) issued an official notice separately known as “Circular 75” and “Circular 106,” which requires the owners of any PRC company to obtain SAFE’s approval before establishing any offshore holding company structure in so-called “round-trip” investment transactions for foreign financing as well as subsequent acquisition matters in the PRC.

On August 8, 2006, the Provisions on the Acquisition of Domestic Enterprises by Foreign Investors (“2006 M&A Regulations”) was issued by MOFCOM, SAFE, the State-owned Assets Supervision and Administration Commission, the State Taxation Bureau, the State Administration for Industry and Commerce, and the China Securities Regulatory Commission, and became effective on September 8, 2006. These provisions impose approval requirements from MOFCOM for “round-trip” investment transactions, including acquisition in which equity is used as consideration.

As reflected by the corporate records of Forever Well, Ingenious was the sole shareholder and owner of Forever Well when it applied to acquire 100% equity interest in Liuzhou BCT in March 2008, and Ingenious was 100% owned by Ms. Xiaoyan Zhang, a Hong Kong citizen.  Therefore, Forever Well or Ingenious is not a “special purpose company” as defined in Circular 75 and 106, and the acquisition of Liuzhou BCT by Forever Well is not a “round-trip” investment transaction.  As such, Circular 75 and 106 and the provisions of the 2006 M&A Regulations relating to special purpose companies are not implicated.  Forever Well’s acquisition of Forever Well is a pure cross-border acquisition transaction governed by and permitted under the 2006 M&A Regulations, and the acquisition was approved by MOFCOM on June 13, 2008.  The acquisition of Liuzhou BCT is legal and enforceable.

In addition, we are of the opinion that the Share Exchange Transaction is not subject to PRC laws and regulations and, to the best of our knowledge, that no PRC governmental approval, registration, or filing procedures are needed for the Share Exchange Transaction, because the transaction is between two foreign companies which are not subject to PRC jurisdiction.  We will rely on the legal opinion of the US counsel for Forever Well and Ingenious with respect to the legality and enforceability of said Share Exchange Transaction.

We understand that after the Share Exchange Transaction, the Public Company will concurrently finish a financing (“RTO Financing”).  We are of the opinion that for the net proceeds of the RTO Financing, the Public Company may conduit to Forever Well, and Forever Well may inject such proceeds into WFOE by ways of increasing the registered capital of WFOE or providing a shareholder loan to the WFOE within the then outstanding balance of the registered capital and the total investment.

To increase the registered capital, WFOE shall apply to the original approval authority for permission, and upon receipt of such permission, it shall finish the registration procedures with the local administrations for industry and commerce, which are in charge of corporate registration, and the local SAFE authority for the change of its foreign capital.  We are of the opinion that steps contemplated in this paragraph are procedural, and we are not aware of any issue which may result in rejection by PRC authorities.

III.	Certain Limitations and Qualifications

We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than the PRC.  This Opinion is to be governed by and construed in accordance with PRC law and is limited to and is given on the basis of current laws and practice in the PRC.  The Opinion expressed above is based on documents furnished by Ingenious, Forever Well, Liuzhou BCT, Hefeng Pharmaceutical, and BCT Retail, along with our interpretation of applicable Chinese laws and regulations which in our experience, are applicable to transactions.  We note, however, that the laws and the regulations in China have been subject to substantial and frequent revision in recent years.  We cannot assure that any future interpretations of PRC laws and regulations by the relevant authorities, administrative pronouncements, or court decisions, or future positions taken by these authorities would not adversely impact or affect the opinions set forth in this Opinion.

This Opinion has been prepared solely for your reference and may not be quoted in whole or in part or otherwise referred to in any documents, or disclosed to any third party, or filed with or furnished to any governmental agency, or other party without the express prior written consent of this firm.

This Opinion is issued in Beijing, PRC.

EXHIBIT A

Corporate Structure

EXHIBIT B

Business License and Approval Certificate
of
Guangxi Liuzhou Baicaotang Medicine Limited

№ 0252652

中华人民共和国台港澳侨投资企业

批准证书

CERTIFICATE OF APPROVAL

FOR ESTABLISHMENT OF ENTERPRISES WITH INVESTMENT OF TAIWAN, HONGKONG, MACAO AND OVERSEAS CHINESE IN THE PEOPLE'S REPUBLIC OF CHINA

批准号 APPROVAL NUMBER	商外资 资审A 字[2008] 0113号
进出口企业代码 CODE FOR IMPORT AND EXPORT ENTERPRISE	4500198596574
批准日期 DATE OF APPROVAL	二〇〇八 年 月 日 YEAR DAY
发证日期 DATE OF ISSUE	二〇〇八 年 月 日 YEAR DAY
发证序号	4500006993

中华人民共和国商务部

企业名称 NAME OF ENTERPRISE	中文 CHINESE	广西柳州百草堂药业有限公司	
	英文 ENGLISH		
企业地址 ADDRESS	广西柳州市柳南区城站路102号		
企业类型 TYPE OF BUSINESS	外资企业	经营年限 DURATION OF OPERATION	伍拾年
投资总额 TOTAL INVESTMENT	壹仟万元人民币		
注册资本 REGISTERED CAPITAL	壹仟万元人民币		
经营范围 BUSINESS SCOPE	中药材、中成药、中药饮片、化学原料药、化学药制剂、抗生素、生化药品、生物制品、第二类精神药品、医疗用毒性药品、蛋白同化制剂、肽类激素、疫苗批发；二、三类医疗器械、玻璃仪器、卫生材料、化妆品、消毒用品（剧毒危险化学品除外）、保健食品销售、定型包装食品零售（涉及配额许可证管理、货物进出口及技术的进出口业务，按国家相关规定办理）（不含国家限制或禁止企业经营的货物和技术）。		

投资者名称（中、英文） NAME OF INVESTORS (IN CHINESE AND ENGLISH)	注册地 PLACE OF REGISTRATION	出资额 CAPITAL CONTRIBUTION
佳恒亚太有限公司	香港	出资1000万元人民币

副本1

EXHIBIT C

Business License
of
Guangxi Hefeng Pharmaceutical Co. Limited

企业法人营业执照

（副　本）

注册号（企）451224000000066(1-1)

名　　称	广西河丰药业有限责任公司
住　　所	广西东兰县第三开发区
法定代表人姓名	李[illegible]
注 册 资 本	人民币伍佰万元
实 收 资 本	人民币伍佰万元
公 司 类 型	法人独资有限责任公司
经 营 范 围	小容量注射液、片剂、颗粒剂、胶囊剂、茶剂、原料药（左旋多巴、喜树碱、羟喜树碱、罗通定、萝芙木、阿昔唑仑、盐酸碱）（含中药前处理和提取）生产。※（凡涉及许可证的项目凭许可证在有效期限内经营）
成 立 日 期	2000年09月18日
营 业 期 限	2008年02月21日至2012年02月21日

须　知

1．《企业法人营业执照》是企业法人资格和合法经营的凭证。
2．《企业法人营业执照》分为正本和副本，正本和副本具有同等法律效力。
3．《企业法人营业执照》正本应当置于住所的醒目位置。
4．《企业法人营业执照》不得伪造、涂改、出租、出借、转让。
5．登记事项发生变化，应当向公司登记机关申请变更登记，换领《企业法人营业执照》。
6．每年三月一日至六月三十日，应当参加年度检验。
7．《企业法人营业执照》被吊销后，不得开展与清算无关的经营活动。
8．办理注销登记，应当交回《企业法人营业执照》正本和副本。
9．《企业法人营业执照》遗失或者毁坏的，应当在公司登记机关指定的报刊上声明作废，申请补领。

年度检验情况

县工商局 2007 年检			

年检时间每年3月1日至6月30日，年检通过后方能开展经营活动。

二〇〇八年[illegible]月[illegible]十日

EXHIBIT D

Business License
of
Guangxi Liuzhou Baicaotang Medicine Retail Limited

企业法人营业执照

（副　本）

注册号 [illegible]005727(1-1)

名　　　称　柳州百草堂医药连锁有限责任公司

住　　　所　柳州市城站路１０２号

法定代表人姓名　唐筱天

注 册 资 本　人民币叁拾万元

实 收 资 本　人民币叁拾万元

公 司 类 型　自然人出资有限责任公司

经 营 范 围　中药材、中药饮片、化学药制剂、抗生素、生化药品、生物制品（除疫苗）、[illegible]卫生用品、玻璃仪器、卫生材料、保健食品、消杀用品（剧毒危险化学品除外）、化妆品、定型包装食品零售。Ⅰ、Ⅱ、Ⅲ类医疗器械零售、第二类精神药品。※（凡涉及许可证的项目凭许可证在有效期限内经营）

成 立 日 期　[illegible]

营 业 期 限　[illegible]

须　　知

1.《企业法人营业执照》是企业法人资格和合法经营的凭证。
2.《企业法人营业执照》分为正本和副本，正本和副本具有同等法律效力。
3.《企业法人营业执照》正本应当置于住所的醒目位置。
4.《企业法人营业执照》不得伪造、涂改、出租、出借、转让。
5. 登记事项发生变化，应当向公司登记机关申请变更登记，换领《企业法人营业执照》。
6. 每年三月一日至六月三十日，应当参加年度检验。
7.《企业法人营业执照》被吊销后，不得开展与清算无关的经营活动。
8. 办理注销登记，应当交回《企业法人营业执照》正本和副本。
9.《企业法人营业执照》遗失或者毁坏的，应当在公司登记机关指定的报刊上声明作废，申请补领。

年度检验情况

2008.3.25			

年检日期为每年三月一日至六月三十日，届时不再通知。4502001010668

柳州市工商行政管理局

二〇〇[illegible]年三月二十八日